CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Telephone: (604) 682-3701
Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

October 6, 2006
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

INVESTOR RELATIONS AGREEMENT

Coral Gold Resources Ltd. (the “Company”) has renewed a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $24,000 plus expenses.

ON BEHALF OF THE BOARD OF DIRECTORS

“Louis Wolfin”

Louis Wolfin
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.